XL Generation International Inc.
                           460 Saint-Gabriel, Suite 21
                                Montreal, Quebec
                                 Canada H2Y 2Z9


November 14, 2005

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      XL Generation International Inc.
         Form 8-K filed on November 8, 2005
         File No. 3-116045

Ladies and Gentlemen:

We are writing to you in response to the Commission's letter dated November 9, 2005 (the "Comment Letter"), in connection with a Form 8-K filed on November 8, 2005 by XL Generation International Inc. (the "Company").

The Company herewith responds to the Commission's comments as follows. For convenience and ease of reference, we respond to the Commissions comments in the order of numbering set forth in the Comment Letter. The location of information responsive to the Commission's comments in documents and forms which are ancillary to this letter are identified in square brackets at the end of each respective comment item.

Comment 1:  The Company has conformed its disclosure in the attached Form 8-K/A in response to the Commission's comments:

            On November 2, 2005, the Company dismissed its independent auditor, Malone & Bailey, PC. [Form 8-K/A, Item 4.01]

Comment 2:  The Company has conformed its disclosure in the attached Form 8-K/A in response to the Commission's comments:

            During the Company's two most recent fiscal years, the opinion of Malone & Bailey, PC on the Company's financial statements did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows. Each of the independent auditor's reports of Malone & Bailey, PC dated June 13, 2005 (for the year ended April 30, 2005) and May 20, 2004 (for the year ended April 30,
            2004) contain "going concern" qualifications. These qualifications stated that the Company's assets did not provide adequate working capital for the Company, and thus raised substantial doubt about the Company's ability to continue as a going concern.
            [Form 8-K/A, Item 4.01]


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U.S. Securities & Exchange Commission           XL Generation International Inc.
Report on Form 8-K/A                                           November 14, 2005
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Comment 3:  The Company has conformed its disclosure in the attached Form 8-K/A in response to the Commission's comments:

            There were no disagreements with Malone & Bailey, PC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Malone & Bailey, PC's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with this report. [Form 8-K/A, Item 4.01]

Pursuant to your instructions in the Comment Letter, the Company hereby acknowledges:

      1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the responses contained herein or documents attached hereto.

Thank you very much.

Sincerely yours,

/s/ Alain Lemieux
Alain Lemieux
President, Chief Executive Officer and Director

cc:   Travis L. Gering, Esq. - Wuersch & Gering LLP (Company counsel)


Attachments

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